UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: TFS Capital Investment Trust

3.	Securities and Exchange Commission File No.: 811-21531

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application	[X]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
TFS Capital Management
10 N. High Street, Suite 500
West Chester, PA 19380

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Bo J. Howell
c/o Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati Ohio, 45246
(513) 587-3454

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati Ohio, 45246
(513) 587-3400

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] [ ] [ ]	Management company; Unit investment trust; or Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end	[ ]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Ohio

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
TFS Capital Management
10 N. High Street, Suite 500
West Chester, PA 19380

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Ultimus Fund Distributors, LLC
225 Pictoria Drive, Suite 450
Cincinnati OH 45246

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) (b)	Depositor’s name(s) and address(es): Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes	[X] No

If yes, for each UIT state:
Name(s):

File No.: 811-_____

 Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes	[ ] No

If Yes, state the date on which the board vote took place: September 19, 2017

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes	[X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain: As permitted by the Trust’s Agreement and Declaration of Trust, the Board of Trustees approved the termination, liquidation and dissolution of the Trust and the Funds without shareholder approval.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes	[ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:
October 12, 2017, October 27, 2017 and October 30, 2017

(b)	Were the distributions made on the basis of net assets?
[X] Yes	[ ] No

(c)	Were the distributions made pro rata based on share ownership?
[X] Yes	[ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes	[X] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes	[ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[ ] Yes	[X] No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? One

(b)
Describe the relationship of each remaining shareholder to the fund: The sole remaining shareholder is TFS CAPITAL CERK LLC, which is owned by principals of the Trust’s investment adviser and was formed for the sole purpose of investing in two of the Funds of the Trust to allow the Trust to unwind its business operations and distribute to the other shareholders of the Trust their entire interest in the Funds as of the date of the liquidation.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X] Yes	[ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: As noted in the response to Question 18, two of the Funds of the Trust have a sole remaining shareholder that has invested cash into each of those two Funds so that the Trust can unwind its business operations and distribute to the other shareholders of the Funds their entire interest in the Funds as of the date of the liquidation. As the remaining assets of the two Funds are liquidated, expire or are otherwise removed from the Funds’ books, the Funds will make a distribution to the sole remaining shareholder.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[X] Yes	[ ] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

TFS Capital Investment Trust
Closing Date Balances
10/30/2017
	TFS Market Neutral		TFS Small Cap
	Shares	Dollars	Shares	Dollars
Cash		5,250,016.79		59,245.92
Accrued income		54,542.06		894.90
Receivable for tender		42,108.00		-
Long, illiquid:
CVRs	182,582	-	46,694	4,015.00
Unexpired warrants	1,663	-	-	-
Other illiquid securities	561,388	-	25,554	-
Short, illiquid:
CVRs	(152,717)	-	-	-
Other illiquid securities	(1,578,345)	-	-	-
Accrued expenses		(189,571.97)		(59,174.62)
Net assets	(985,429)	5,157,094.88	72,248	4,981.20

(b)
Why has the fund retained the remaining assets? The short positions are illiquid and require cash collateral to cover them until they expire or are delisted by DTC. The long positions are illiquid and are being retained until they can be liquidated.

(c)	Will the remaining assets be invested in securities?

[ ] Yes	[X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes	[X] No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

	Compliance services and expenses	$600.00
(i)	Legal Expenses	$29,631.75
(ii)	Transfer agent services and expenses	$25,930.49
(iii)	Fund Accounting, Financial Administration, and Custody services and expenses	$42,560.00
(iv)	Other Expenses
	Blue-sky deregistration fees	$43,878.36
	Professional liability insurance - tail coverage	$68,118.00
	Fund Administration services and expenses	$6,405.00
	Other services and expenses	$3,150.00
	Total Other Expenses	$89,583.36
	Total Expenses	$220,223.60

(b)	How were those expenses allocated?	All expenses in connection with the liquidation were paid in accordance with the Funds’ standard expense allocation policy.

(c)	Who paid those expenses? The Funds paid the expenses less the Adviser’s reimbursements pursuant to applicable expense limitation agreements.

(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes	[X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes	[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-______
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of TFS Capital Investment Trust, (ii) he or she is the Secretary of TFS Capital Investment Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Bo J. Howell
Bo J. Howell, Secretary